February 24, 2006

Mail Stop 7010


By U.S. Mail and facsimile to (416) 495-8625

Betty-Ann Harland
Chief Executive Officer
International Development Corp.
534 Delaware Avenue, Suite 412
Buffalo, New York 14202

      Re: 	International Development Corp.
      Preliminary Revised Information Statement on Schedule 14C
      Filed February 16, 2006
      File No. 000-31343
      Form 10-KSB for the year ended August 31, 2005
      Filed November 29, 2005
      Form 10-KSB/A for the year ended August 31, 2004
      Filed January 30, 2006
      Form 10-QSB for the period ended November 30, 2005
      Filed January 17, 2006


Dear Ms. Harland:

      We have limited our review of your filing to the comments below. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Preliminary Revised Information Statement on Schedule 14C, Filed
February 16, 2006
General

1. We note your response to comment 2 of our letter dated February
9,
2006. We note that your sale of assets is given retroactive effect to October 1, 2005, and that, according to your Form 8-K filed October 21, 2005, you did not acquire your exclusive license with Wataire Industries until October 12, 2005. It therefore appears that at the time of your asset sale, you retained no additional assets. Please advise.

2. Please direct our attention to your responses to comments 4-6 of our February 9, 2006, comment letter. We were unable to locate responses in your document. In this regard, a detailed cover letter specifically stating your response and pointing us to any corresponding revision is helpful.

Proposal 1, page 5

3. While not necessarily agreeing with your state law analysis in response to prior comment number 2, please indicate that shareholder approval was not obtained in connection with the sale of the assets of Freshwater Technologies.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Matt Franker, Staff Attorney, at (202) 551-
3749
or Chris Edwards, Special Counsel, at (202) 551-3742 with any questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc: 	Norman T. Reynolds, Esq. (via facsimile 713/237-3202)
      Glast, Phillips & Murray P.C.
      The Eperson Buildings
      815 Walker, Suite 1250
      Houston, Texas 77002
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Betty-Ann Harland
International Development Corp.
February 24, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE